Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Meridian Gold Inc. first quarter 2007 release date and conference call

    RENO, NV, April 23 /CNW/ - Meridian Gold Inc. would like to announce that the first quarter 2007 earnings results will be released before the markets open Wednesday May 2, 2007. Following the release, there will be a conference call at 11:00 a.m. EST on Wednesday, May 2, 2007. The conference call is open to anyone by dialing (866) 831-6243 in the United States or Canada, and (617)
213-8855 from other international locations. Passcode No. 61532107. All participants will be required to register with the operator.
    We will offer a live audio web cast of our conference call through
www.streetevents.com or www.fulldisclosure.com. If you would like to listen to the conference call on the web, go to our home page on www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media
Player installed on your computer in order to hear the live broadcast. Please note: You will be required to complete a registration page in order to view the live webcast.
    For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for 3 months following the call on the www.streetevents.com website, or the link on Meridian's site. An audio-only replay is also available for one month following the call by dialing (888) 286-8010 in the United States or
Canada, and (617) 801-6888 internationally. Passcode No.: 58050165.
    %CIK: 0001016888

    /For further information: Should you have any questions or require further information, please visit our website at www.meridiangold.com, or contact Krista M. Muhr, Tel: (800) 572-4519, Senior Manager, Fax: (775)
850-3733, Investor Relations, E-mail: investorrelations(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 16:00e 23-APR-07